BUNCH BIKES INC.

FORM C-TR
TERMINATION OF REPORTING

Pursuant to Rule 202(b) of Regulation Crowdfunding (17 CFR § 227.202(b)), Bunch Bikes Inc. (the "Company") hereby files this Form C-TR to terminate its ongoing reporting obligations under Rule 202(a) of Regulation Crowdfunding.

Basis for Termination

The Company qualifies for termination of ongoing reporting obligations under Rule 202(b)(2) of Regulation Crowdfunding, which permits an issuer to terminate ongoing reporting if the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record.

• The Company filed its Annual Report on Form C-AR for the fiscal year ended December 31, 2025 on April 30, 2026 (SEC Accession No. 0002070139-26-000001).

• As of the date of this filing, the Company has fewer than 300 holders of record. The Company's Regulation Crowdfunding offering on the Wefunder platform was conducted through two co-issuer crowdfunding vehicles — Bunch Bikes I, a series of Wefunder SPV, LLC, and Bunch Bikes I EB, a series of Wefunder SPV, LLC — each of which is treated as a single holder of record pursuant to Rule 3a-9 under the Investment Company Act of 1940.

The Company therefore meets the conditions for termination of ongoing reporting under Rule 202(b)(2) of Regulation Crowdfunding.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following person on behalf of the issuer in the capacity and on the date indicated.

Bunch Bikes Inc.

By: _____

Aaron Powell

Founder & CEO

Date: _4/30/2026_____